787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

VIA EDGAR

December 29, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock Funds II
Post-Effective Amendment No. 145 under the Securities Act of 1933 and Amendment No. 147 under the Investment Company Act of 1940 to Registration Statement on Form N-1A
(File No. 333-142592 and File No. 811-22061)

Ladies and Gentlemen:

On behalf of BlackRock Funds II (the “Registrant”), we hereby transmit for filing with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 145 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to BlackRock LifePath Active Retirement Fund, a series of the Registrant (the “Fund”).

The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act to (i) reflect changes made in response to comments provided to the undersigned by the staff of the Division of Investment Management of the SEC on December 3, 2014 regarding Post-Effective Amendment No. 131 to the Registration Statement filed on October 1, 2014, (ii) update certain information contained in the Registration Statement, and (iii) make certain other non-material changes that would qualify for inclusion in a filing pursuant to Rule 485(b) under the 1933 Act. The Registrant is responding to the Staff’s comments by separate letter.

Should you have any questions concerning the Amendment, please call the undersigned at (212) 728-8813.

Very truly yours,

/s/ Diana Huffman
Diana Huffman

Enclosures

cc:	Ben Archibald, Esq.

Maria Gattuso, Esq.

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